Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On September 10, 2025, Kodiak Robotics, Inc. (“Kodiak”) issued the below press release in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak.

Roush Delivers First Driverless Kodiak Driver- Equipped Autonomous Truck, Demonstrating Kodiak’s Ability to Scale

Deployment of Autonomous Trucks

NEWS PROVIDED BY

Kodiak Robotics g

09/10/2025, 06:00 AM PT

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The first truck was delivered to Kodiak customer Atlas Energy Solutions in August

MOUNTAIN VIEW, Calif., Sept. 10, 2025 /PRNewswire/ — Kodiak Robotics, Inc. (“Kodiak”), a leading provider of AI-powered autonomous vehicle technology, and Roush Industries, Inc. (“Roush”), a leading product development supplier serving the mobility, aerospace, defense, and theme park industries, today announced Roush has delivered the first Kodiak Driver-equipped autonomous truck off of its production line. The truck, which Roush upfit at its Livonia, Michigan facility with the Kodiak Driver, Kodiak’s advanced AI-powered autonomous driving system, was delivered to Atlas Energy Solutions Inc. (NYSE: AESI) (“Atlas”) in August 2025.	Kodiak Robotics and Roush today announced Roush has delivered the first Kodiak Driver-equipped autonomous truck off of its production line.

In December 2024, Atlas began taking delivery of Kodiak Driver-equipped trucks and launched driverless operations in the Permian Basin. To date, Atlas has taken delivery of eight Kodiak-powered driverless trucks, as part of an initial 100 truck order under their agreement with Kodiak.

“Taking delivery of the first Roush-upfitted truck is another example of how the future of freight is arriving,” said Don Burnette, Founder and CEO, Kodiak. “The speed and quality of Roush’s work confirm why we are confident they’re the right partner to help us transform the freight and logistics market at scale. Together, we believe we are well positioned to transform the trucking industry.”

Kodiak announced its manufacturing partnership with Roush in June 2025. Since then, Roush has established a dedicated production line to scale the upfitting of trucks equipped with the Kodiak Driver’s modular and vehicle-agnostic hardware. The manufacturing process includes upfitting trucks with the Kodiak Driver’s modular, vehicle-agnostic hardware, including its proprietary SensorPods, AI compute, Actuation Control Engine (ACE) safety compute, and redundant actuation systems. Roush and Kodiak intend to scale production into the hundreds of trucks by the end of 2026.

“Delivering the first Roush-upfit truck shows how our contract manufacturing process can meet Kodiak’s high standards while supporting its ability to scale,” said Brad Rzetelny, VP Contract Manufacturing, Roush. “We’re playing an important role in putting this technology where it belongs: into commercial service.”

In April 2025, Kodiak announced its plan to go public through a business combination with Ares Acquisition Corporation II (NYSE: AACT) (“AACT,” and such combination the “proposed business combination”). A shareholder vote to approve the proposed business combination is scheduled to be held on Sept. 23, 2025 at 9 a.m. ET. If successful, the combined company intends to list its common stock and public warrants on The Nasdaq Stock Market starting on September 25, 2025 under the proposed symbols “KDK” and “KDKRW,” respectively. This move is expected to accelerate Kodiak’s go-to-market strategy, help meet surging customer demand, tackle critical industry challenges, and position the company to capture a significant share of the trucking industry’s estimated $4+ trillion global market.

About Kodiak Robotics, Inc.

Kodiak Robotics, Inc. was founded in 2018 and is a leading provider of AI-powered autonomous vehicle technology that is designed to help tackle some of the toughest driving jobs. Kodiak’s driverless solution can help address the critical problem of safely transporting goods in the face of unprecedented supply chain challenges. Kodiak’s vision is to become the trusted world leader in autonomous ground transportation. Kodiak is committed to a safer and more efficient future for all through the commercialization of driverless trucking at scale. To that end, Kodiak developed the Kodiak Driver, a virtual driver that combines advanced AI-powered software with modular and vehicle-agnostic hardware designed to help address Kodiak’s customers’ needs. The Kodiak Driver is not just an idea—it is operating without a human driver today. Kodiak serves customers in both commercial trucking and the public sector. In 2024, Kodiak believes it achieved a historic milestone by becoming the first company to deploy customer-owned and -operated driverless trucks in commercial service. The Kodiak Driver is also being utilized in the public sector, where Kodiak believes it can support national security initiatives and critical government applications.

About Ares Acquisition Corporation II

Ares Acquisition Corporation II (NYSE: AACT) is a special purpose acquisition company affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

About Roush

For close to 50 years, Roush has boldly imagined and created remarkable solutions for some of the world’s greatest organizations. We dream, design, engineer, test, and deliver extraordinary products for customers in the advanced mobility, aerospace, defense, and theme park industries. Roush is unique in its ability to leverage services across the complete product development cycle, solving customers’ most complex challenges and accelerating critical product launch targets.

Forward Looking Statements

This press release includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: expectations related to Kodiak’s and Roush’s partnership; Kodiak’s expectations related to the scalability of its business; Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”); expectations regarding the completion of the proposed business combination and the combined company being listed on Nasdaq following completion of the proposed business combination; and the expected benefits of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; AACT’s ability to consummate the expected private placement of equity securities in connection with the consummation of the proposed business combination; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (“SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this press release contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this press release includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak filed a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. The Registration Statement has been declared effective by the SEC and AACT is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AACT’s shareholders in connection with the proposed business combination. AACT has filed and will file other documents regarding the proposed business combination with the SEC. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com.

Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Investors and security holders can obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AACT through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT’s website at www.aresacquisitioncorporationii.com or by written request to AACT at Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, New York 10167.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus filed with the SEC on August 29, 2025, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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CONTACT: Kodiak Media Contacts,

Daniel Goff,

+1-646-515-3933, dan@kodiak.ai;

Kylee Keskerian,

+1-419-822-6417, kylee@futuristacommunications.com;

Ares Media Relations,

Jacob Silber,

media@aresmgmt.com;

Ares Investor Relations,

Greg Mason,

+1 888-818-5298,

ir@aresacquisitioncorporationii.com

SOURCE Kodiak Robotics

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